This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card; it will not be accepted. Report on Due Diligence in Conflict - Affected and High - Risk Areas Vote FOR Proposal 9

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JPMorgan Chase operates in numerous conflict - affected and high - risk areas. JPMorgan Chase acknowledges that human rights and ‘social’ risks are increasingly important to investors. Evaluating vital programs for efficacy is part of responsibly deploying company resources & striving for continuous improvement. This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card; it will not be accepted. RESOLVED: Shareholders request the Board of Directors commission an independent third - party report, at reasonable cost and omitting proprietary information, on JPMorgan Chase’s (JPMC) due diligence process to determine if and how its lending, underwriting, or other services in conflict - affected and high - risk areas (CAHRA) expose it to human rights and other material risks. Shareholders seek a report that, at board and management discretion: • Discusses how JPMC assesses, mitigates, and reports human rights and material risks in CAHRA; and • Evaluates whether additional policies, practices, and governance measures are needed to mitigate risks. The Proposal

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This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card; it will not be accepted. Why Human Rights? JPMorgan Chase and governments agree: Human rights matter, and businesses have a key role to play in the protection of human rights. “JPMorgan Chase supports fundamental principles of human rights across all our lines of business and in each region of the world where we have a presence. […] We also believe that our Firm has a role to play in promoting respect for human rights .” [ 2] “The responsibility to respect human rights is a global standard of expected conduct for all business enterprises wherever they operate. It exists independently of States’ abilities and/or willingness to fulfil their own human rights obligations, and does not diminish those obligations. And it exists over and above compliance with national laws and regulations protecting human rights. […] [B] usiness enterprises can have an impact on virtually the entire spectrum of internationally recognized human rights [….] The responsibility of business enterprises to respect human rights is distinct from issues of legal liability and enforcement, which remain defined largely by national law provisions in relevant jurisdictions. [….] , in situations of armed conflict enterprises should respect the standards of international humanitarian law. ” [3] JPMorgan Chase & Co’s 2022 ESG Report The United Nations Guiding Principles on Business & Human Rights “Businesses can provide crucial support for democratic principles, including respect for human and labor rights. They have the capacity to help shape society and the environment – raising local wages, improving working conditions, building trust with communities, and operating sustainably. As a result, businesses have a key role in addressing human rights abuses, including throughout their value chains. “ [1] Anthony J. Blinken, Secretary of State, June 16, 2021

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• Conflict - affected and high - risk areas are more likely to have a higher prevalence of human rights harms than are present in more peaceful or stable contexts. [5] • CAHRA, which include a number of emerging markets, are where human rights risks can be more likely to translate into financial losses : The International Finance Corporation reports that companies in conflict - affected settings “face business risks that are much greater than those in other emerging markets,” including destruction of physical capital, deaths and injuries, weak state control, and supply - chain disruptions. [6][7] • Conflict and corresponding b usiness risks are on the rise [8] , and t he World Bank estimates that by 2030 nearly two - thirds of the world’s extreme poor will live in settings characterized by fragility, conflict, and violence [9] , and thus may have heightened vulnerability to widespread human rights abuses and violations of national or international law. This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card; it will not be accepted. CAHRA Why does the proposal specify “conflict - affected and high - risk areas”?

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Corruption Perception Index 2023 Score Total exposure as of 12/31/23 ($) Countries 31 8.2 Mexico 36 16.7 Brazil 39 9.7 India 42 14.0 China 50 4.2 Malaysia 52 7.7 Saudi Arabia 56 6.0 Italy 60 6.3 Spain 63 7.8 Korea, South 69 EXCLUDED United States of America 71 10.1 France 71 77.1 United Kingdom 73 8.0 Belgium 73 36.0 Japan 75 18.3 Australia 76 16.0 Canada 78 84.8 Germany 78 4.0 Luxembourg 79 5.6 Netherlands 82 10.9 Switzerland 83 9.8 Singapore JPMorgan Chase is exposed to CAHRA Country exposures presented in the table reflect 88% of total Firmwide non - U.S. exposure, where exposure is attributed to an individual country based on the Firm’s internal country risk management approach on 12/31/23. Sources: JPM 2023 10 - K; Transparency International. TOP 20 COUNTRY EXPOSURES in billions (excluding the US) [11] Select examples (continued): This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card; it will not be accepted. 4 of JPMorgan Chase’s top 20 country exposures as of 12/31/23 rank worse than the global average on the 2023 Corruption Perceptions Index from Transparency International. Source: Transparency International. “The CPI ranks 180 countries and territories around the world by their perceived levels of public sector corruption, scoring on a scale of 0 (highly corrupt) to 100 (very clean). [….] “The global average remains unchanged for over a decade at just 43 out of 100 . More than two - thirds of countries score below 50, while 26 countries have fallen to their lowest scores yet. Despite concerted efforts and hard - won gains by some, 155 countries have made no significant progress against corruption or have declined since 2012.” [10]

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This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card; it will not be accepted. JPMorgan Chase is exposed to CAHRA Select examples (continued): A Russian Court has entered a judgement against JPMorgan Chase , though we are given few details and the value of assets at risk of seizure is unclear. • “The Firm has faced actual and threatened litigation in Russia seeking payments on transactions that the Firm cannot make, and is contractually excused from paying, under relevant sanctions laws, with judgment entered against the Firm in one claim in February 2024 . …. The Firm holds assets in Russia, which could be seized if the claims are granted and enforced .” [2023 10 - K] [12] A piece from the International Consortium of Investigative Journalists entitled Global banks defy US crackdowns by serving oligarchs, criminals, and terrorists , which analyzes a trove of FinCEN leaked documents for the period of 1999 - 2017. It finds that JPMorgan, at $514 billion, is eclipsed only by Deutsche Bank in the value of processed transactions that its own “internal compliance officers flagged as possible money laundering or other criminal activity.” [13] • Proposal #9 lists additional examples of JPMC providing lending and underwriting services for state agencies and state - affiliated companies in China, Guinea, Kazakhstan, Mozambique, Myanmar, Russia, Saudi Arabia, and Venezuela.

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This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card; it will not be accepted. “’ We do feel like there is an increasing financial materiality for social - related risks, ” said Hannah Lee, head of ESG equity research for the Asia - Pacific region at JPMorgan Chase. [15] “Across the globe, 2023 was yet another year of significant challenges, from the terrible ongoing war and violence in the Middle East and Ukraine to mounting terrorist activity and growing geopolitical tensions, importantly with China. Almost all nations felt the effects last year of global economic uncertainty, including higher energy and food prices, inflation rates and volatile markets. While all these events and associated instability have serious ramifications on our company, colleagues, clients and countries where we do business, their consequences on the world at large — with the extreme suffering of the Ukrainian people, escalating tragedy in the Middle East and the potential restructuring of the global order — are far more important. ” [14] JPMC knows that geopolitical and human rights risks are real and intensifying… Dear Fellow Shareholders, 4/8/24, Chairman & CEO Letter to Shareholders, Jamie Dimon “ This may be the most dangerous time the world has seen in decades ,” [Jamie Dimon ] said... He warned of “far - reaching impacts on energy and food markets, global trade and geopolitical relationships.” [16] 9/5/23, Bloomberg, JPMorgan Executive Finds Hidden Portfolio Risks in New US Laws 10/13/23, New York Times, Dimon Warns of ‘Most Dangerous Time’ as Banks Report Big Profits

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This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card; it will not be accepted. …but when JPMC is asked about its activities, if it responds, the responses are often neither robust nor satisfactory When asked about particular activities and counterparties: • JPMC hasn’t yet responded to a 6/27/23 letter from UN representatives about business activity with a particular counterparty [17] , or a 10/9/22 letter from UN representatives concerned about the human rights impacts of a different project. [18] • Peers such as HSBC Holdings PLC, Mizuho Financial Group, Inc, and BNP Paribas have responded to the 6/27/23 letter. [19] NOT TO THE UN In response to a 2019 shareholder proposal that asked the company to adopt procedures “to avoid holding or recommending investments in companies that, in management's judgment, substantially contribute to genocide or crime against humanity ”, JPMC sought No Action relief, citing ordinary business & micromanagement . [20] JPMorgan identifies the Equator Principles [21] first on its list of the “internationally recognized principles [that] inform the Firm’s approach in managing certain E&S risks” in its 2022 ESG Report. [22] It has reportedly since departed the initiative, with a spokesperson stating, "While we may collaborate with coalitions or join organizations to further our goals, we always maintain our autonomy and are never bound by third - party dictates or approvals.” [23] NOT TO INVESTORS NOT TO AN INDUSTRY - LED ORGANIZATION which partners with World Bank & the International Finance Corp

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As Jamie Dimon reminds us: “ You need to shed sacred cows, seek out blind spots and challenge the status quo. Very often companies or individuals develop narratives based upon beliefs that are very hard to dislodge but are often wrong — and they can lead to terrible mistakes.” [26] Risk Assessment & Effective Oversight • A t hird - party review is necessary to ensure a professional, expertise - informed, and accurate analysis of JPMC’s due diligence in CAHRA, that is not vulnerable to company bias. • Turnover on the Board’s Public Responsibility Committee make now an opportune time for such a review, and enlisting an independent expert can support the Committee during this time of transition: • A new Committee chair was appointed in 2023 after an unexpected director transition, [24] and • One of the three directors currently on the Committee will not be standing for re - election at the 2024 AGM. [25] This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card; it will not be accepted. It’s time for external experts to work with the Board to evaluate the efficacy of JPMorgan Chase’s due diligence program in CAHRA to determine if and how its activities expose it, and its shareholders, to human rights and other material risks.

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VOTE FOR steps to ensure that JPMC draws on appropriate independent, third - party expertise to ensure it has the most effective, risk - aware, cost - efficient, and rights - respecting due diligence program possible. * JPMC operates in numerous conflict - affected and high - risk areas. * Thorough due diligence is important for risk management, avoiding litigation, and safeguarding competitive positioning, reputation, and social license to operate. * Acknowledges increasing geopolitical conflict and that human rights and social risks are increasingly important to investors. * Evaluating vital programs, such as due diligence in CAHRA, is part of responsibly deploying company resources and striving for continuous improvement. * Turnover on the Public Responsibility Committee, plus intensifying business risks, make now the time to review and refresh JPMC’s process. Say YES to Proposal # 9! We need independent experts advising the Board on the adequacy of management’s human rights due diligence. This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card; it will not be accepted. RELEVANT MATERIAL BEST PRACTICE TIMELY

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“Financial institutions have their own responsibilities under the UN Guiding Principles to respect human rights and conduct human rights due diligence. Financial businesses can be directly linked to adverse human rights impacts through its business relationships (such as through the provision of financing); they can also contribute to human rights harm through their own operations and actions. Further, the Office of the United Nations High Commissioner for Human Rights has issued statements indicating that if a bank identifies, or is made aware of, an ongoing human rights issue that is directly linked to its operations, products or services through a client relationship, yet over time fails to take reasonable steps to seek to prevent or mitigate the impact, it can be viewed as enabling the situation . [….] Further, a financial business can move from being directly linked to an adverse human rights impact to contributing to that impact if it does not take action to prevent or mitigate the business relationship to which it is directly linked, including by undertaking human rights due diligence.” [27] This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card; it will not be accepted. The U.S. Government “expects businesses to conduct heightened HRDD in conflict - affected contexts in line with the UN Development Program Guide on Heightened [Human Rights Due Diligence] for Business in Conflict - Affected Contexts. Businesses should assess the impacts of their actions not only on people but also on the conflict itself. This means conducting ongoing conflict analyses that identify the driving dynamics in the conflict and the main actors involved, especially if those actors have a relationship to the business. Heightened due diligence should commence as soon as warning signs of a conflict are present.” [28] A gap analysis conducted by experts? We encourage you to vote “yes!” 6/27/23 letter from UN Representatives to JPMorgan Chase. JPMC did not respond. US Government National Action Plan on Responsible Business Conduct (2024)

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[1] https:// www.state.gov /responsible - business - conduct - national - action - plan/ [2] https:// www.jpmorganchase.com /content/dam/ jpmc / jpmorgan - chase - and - co/documents/jpmc - esg - report - 2022.pdf [3] https:// www.ohchr.org /sites/default/files/documents/publications/ guidingprinciplesbusinesshr _en.pdf [4] https:// www.ohchr.org / en /business - and - human - rights/business - human - rights - and - conflict - affected - regions - project [5] https:// www.ohchr.org / en /business - and - human - rights/business - human - rights - and - conflict - affected - regions - project [6] https:// www.bsr.org / en /reports/business - in - conflict - affected - and - high - risk - contexts [7] https:// www.ifc.org /content/dam/ ifc /doc/ mgrt /201902 - ifc - fcs - study.pdf [8] https:// ucdp.uu.se /encyclopedia [9] https:// www.worldbank.org / en /topic/ fragilityconflictviolence /overview [10] https:// www.transparency.org / en /cpi/2023 [ 11]https :// www.sec.gov / ix?doc =/Archives/ edgar /data/0000019617/000001961724000225/jpm - 20231231.htm [12] ibid. [13] https:// www.icij.org /investigations/ fincen - files/global - banks - defy - u - s - crackdowns - by - serving - oligarchs - criminals - and - terrorists/ [14] https:// reports.jpmorganchase.com /investor - relations/2023/ ar - ceo - letters.htm [15] https:// www.bloomberg.com /news/articles/2023 - 09 - 05/ jpmorgan - executive - finds - hidden - portfolio - risks - in - new - cbp - laws [16] https:// www.nytimes.com /2023/10/13/business/ jpmorgan - citigroup - wells - fargo - profits.html Note: All emphasis in quotes throughout the deck is added, and not in original text. This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card; it will not be accepted. Miller/Howard Investments, Inc. | PO Box 1598, Kingston, NY 12402 | 845 679 - 9166 | fax 845 679 - 5862 | www.mhinvest.com Citations [17] https:// spcommreports.ohchr.org / Tmsearch / TMDocuments [search term: 85/2023] [18] https:// spcommreports.ohchr.org / Tmsearch / TMDocuments [search term: 103/2022] [19] https:// spcommreports.ohchr.org / Tmsearch / TMDocuments [search term: 85/2023; note far right column where responses are listed] [20] https:// www.sec.gov /divisions/ corpfin / cf - noaction /14a - 8/2019/rosenfeld031319 - 14a8.pdf [21] https:// www.jpmorganchase.com /content/dam/ jpmc / jpmorgan - chase - and - co/documents/jpmc - esg - report - 2022 .pdf [22] https:// www.jpmorganchase.com /content/dam/ jpmc / jpmorgan - chase - and - co/documents/jpmc - esg - report - 2022.pdf [23] https:// www.reuters.com /business/finance/jpmorgan - citi - wells - boa - are - no - longer - signatories - equator - principles - website - 2024 - 03 - 05/ [24] Ms. Hobson replaced Mr. Crown as PRC Chair after he unexpectedly passed away in 2023. [25] page 23, https:// www.sec.gov / ix?doc =/Archives/ edgar /data/0000019617/000001961724000273/jpm - 20240406.htm [26] https:// reports.jpmorganchase.com /investor - relations/2023/ ar - ceo - letters.htm [27] https:// spcommreports.ohchr.org / Tmsearch / TMDocuments [search term: 85/2023; note far right column where responses are listed] [28] https:// www.state.gov /wp - content/uploads/2024/03/2024 - United - States - Government - National - Action - Plan - on - Responsible - Business - Conduct.pdf

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